Exhibit 99.1

Lentuo International Announces Expansion into Vehicle Leasing Market

Expansion marks Lentuo’s entry into China’s $2.8 billion car rental market

BEIJING — June 6, 2011 — Lentuo International Inc. (NYSE: LAS) (“Lentuo” or the “Company”), the largest non-state-owned automobile retailer in Beijing as measured by new vehicle sales revenue, today announced that it plans to expand into the vehicle leasing market in Beijing.

Lentuo has obtained 1,181 new license plates from the Beijing municipal government that it can use for leased vehicles. This number of vehicles will account for about 5.7% of the total market share in Beijing’s auto leasing market. The Company expects that it will receive a volume-based discount from automobile manufacturers on vehicles it purchases for leasing purposes and will generate repair, maintenance and other service revenue, primarily financing and insurance commissions, from its leased vehicles. The Company also expects to generate used vehicle sales revenue after the one- to two-year leasing period.

Lentuo expects to begin leasing vehicles to customers by the third quarter of 2011 and estimates that its leasing business will contribute about RMB 200 million (US $30.8 million) in revenue for the year 2011. In December 2010, the Beijing government implemented traffic control measures limiting the number of new car license plates issued in 2011 to 240,000. Lentuo’s leasing program provides an alternative to new vehicle purchases for consumers who are unable to obtain a license plate under the new licensing system. A customer in Lentuo’s leasing program can use the new vehicle according to the leasing arrangement. If this customer obtains a license plate through the new lottery-based licensing system, the Company may transfer the title of the leased vehicle to the customer, and the original license plate of the leased vehicle can be reused by the Company for other customers.

The Beijing government issued a regulation on December 26, 2010 stating that it will not issue any new operating licenses for auto leasing companies and will evaluate the performance of existing leasing companies annually to determine if these companies are qualified for further license plate approval.  Lentuo has been operating a car leasing company since 2003 and therefore obtained its operating license for auto leasing prior to the announcement of the new regulation.

Car rental business in Beijing has increased in recent months following the issuance of the new traffic control regulations. Roland Berger, an international consulting firm, projects that revenues from China’s car rental market will grow at a compound annual growth rate of 20.2% from RMB 18.2 billion (US $2.8 billion) in 2010 to RMB 38 billion (US $5.9 billion) by 2014.

Mr. Hetong Guo, Founder and Chairman of Lentuo, stated, “We expect our expansion into the vehicle leasing market to boost our sales volume and help offset the effects of Beijing’s new licensing restrictions. We believe that our strong market presence and brand recognition in Beijing will enable us to capture a significant share of this rapidly growing market. This is the first of several new growth initiatives we plan to implement in the months ahead.”

About Lentuo International Inc.

Lentuo is the largest non-state-owned automobile retailer in Beijing, China as measured by new vehicle sales revenue in 2009, according to the China Automobile Dealers Association. Lentuo operates six franchise dealerships, ten automobile showrooms, one automobile repair shop and one car leasing company in Beijing, the largest new passenger vehicle market among all cities in China. Three of Lentuo’s six dealerships are among the leading dealerships in China for their respective brands, as measured by the volume of new vehicle sales by individual dealership.

Contact:

Jiangyu Luo

Lentuo International Inc.

Investor Relations Department

Email: luojiangyu@lentuo.net

Dave Gentry, U.S.

RedChip Companies, Inc.

Tel: +1-800-733-2447, Ext. 104

Email: info@redchip.com

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Source: Lentuo International Inc.